UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012.

Commission File No. 333-08880

MEXICAN SATELLITES,

a Mexican Company of Variable Capital

(Translation of registrant’s name into English)

SATÉLITES MEXICANOS, S.A. DE C.V.

Avenida Paseo de la Reforma No. 222, pisos 20 y 21

Col. Juárez

Delegación Cuauhtémoc

México, D.F., 06600,

México (52)55-2629-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form

20-F  ☒              Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V.

On October 24, 2012, Satélites Mexicanos, S.A. de C.V. (“Satmex”) announced that the launch date of its C- and Ku- band satellite, Satmex 8, has been established and the launch is expected to take place on December 28, 2012 (Baikonur Time) (the “Launch Date”), as agreed upon by Satmex and ILS International Launch Services, Inc. (“ILS”) on October 12, 2012.

As previously disclosed in Satmex’s report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2010, Satmex entered into a contract for launch services, ILSB-1006-4488 (the “Launch Services Agreement”), with ILS on December 23, 2010 for the launch of Satmex 8. The Launch Date amends the original Launch Window set forth in the Launch Services Agreement, which contemplated a launch date during the third quarter of 2012. The Launch Date was proposed by ILS pursuant to the provisions of the Launch Service Agreement. The Launch Services Agreement has been filed with the SEC as exhibits to Satmex’s Form 20-F for the fiscal year ended December 31, 2010. Amendments No. 1 to the Launch Services Agreement, dated as of January 19, 2011, and Amendment No. 2 to the Launch Services Agreement, dated as of November 15, 2011, have been filed with the SEC as exhibits to Satmex’s Form 20-F for the fiscal year ended December 31, 2011.

As previously disclosed in Satmex’s Form 20-F for the fiscal year ended December 31, 2011, the estimated remaining useful life of Satmex 5 was 1.14 years from December 31, 2011. The latest projection made by Satmex, and agreed to by Boeing Satellite Systems International, Inc., estimates that the remaining useful life of Satmex 5 will expire on May 4, 2013 and that Satmex 5 has sufficient propellant to continue normal operations until such date.

A copy of the press release with respect to this matter is attached hereto as Exhibit 99.1.

Exhibit 99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated October 24, 2012.

Safe Harbor and Forward-Looking Statements

This press release contains forward-looking statements. All forward-looking statements reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of this date. Actual results in the future could differ materially and adversely as a result of various important factors, including, but not limited to, the impact of changes in national, foreign and regional economies, the volatility in the U.S. and global economies and financial credit markets and the overall demand for the satellite services that Satmex provides, among other risk factors. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see Satmex’s Annual Report on Form 20-F for the year ended December 31, 2009 and subsequent Periodic Reports on Form 6-K.

About Satmex

Satélites Mexicanos (“Satmex”) is a significant provider of fixed satellite services (“FSS”) in the Americas, coverage of more than 90% of the population of the region across more than 45 nations and territories. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites over a 25 year period. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve their entire coverage footprint utilizing a single satellite connection.

For further information, visit www.satmex.com

Contact:

Juan Antonio García Gayou, +52 (55) 2629 5808

Claudia Junco Gurza, +52 (55) 2629 5822

About ILS

ILS is a world leader in providing launch services for global satellite operators and offers a complete array of services and support, from contract signing through mission management and on-orbit delivery. ILS has exclusive rights to market the Proton vehicle to commercial satellite operators worldwide and is a U.S. company headquartered in Reston, VA., near Washington, D.C.

For further information, visit www.ilslaunch.com www

SATÉLITES MEXICANOS, S.A. DE C.V.

*********************

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.A. de C.V. (Registrant)

Date: October 25, 2012.	By:	/s/ Verónica Gutiérrez Zamora García
Name: Verónica Gutiérrez Zamora García
Title: General Counsel

3